MAXIM GROUP LLC

405 Lexington Avenue

New York, New York 10174

July 28, 2025

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Stacy Gorman

Re:Xcel Brands, Inc.

Registration Statement on Form S-1 (Registration No. 333-288495)

Dear Ms. Stacy Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as placement agent in connection with the above referenced Registration Statement relating to the offer and issuance by the Registrant of certain of its securities, hereby joins the Registrant’s request that the effective date of the Registration Statement be accelerated so that it shall be declared effective at 5:00 PM Eastern Time on Wednesday, July 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the placement agent has distributed as many copies of the Preliminary Prospectus, dated July 28, 2025, to dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

This is to further advise you that the placement has and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, with regard to the Preliminary Prospectus and any amended Prospectus.

If you require any additional information with respect to this letter, please contact Ali Panjwani of Pryor Cashman LLP at (212) 326-0820.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Ritesh M. Veera
Name: Ritesh M. Veera
Title: Co-Head of Investment Banking